Exhibit 99.2

EAGLE ROCK ENERGY G&P, LLC

COMPENSATION COMMITTEE CHARTER

Status

The Board of Directors (the “Board”) of Eagle Rock Energy G&P, LLC (“G&P”), which is the general partner of Eagle Rock Energy GP, L.P. (the “General Partner”), the general partner of Eagle Rock Energy Partners, L.P. (the “Partnership”), has established the Compensation Committee (the “Committee”) as a standing committee of the Board.  References herein to the “Company” include G&P, the General Partner and the Partnership and its consolidated subsidiaries.

Purpose

The Committee’s primary purpose is to discharge the Board’s responsibilities relating to compensation of the directors and officers of the Company. The Committee has overall responsibility for approving and evaluating the director and officer compensation plans, policies and programs of the Company. When applicable, the Committee is also responsible for producing a report on executive compensation for inclusion in the Company’s proxy statement.

Committee Membership

The Committee shall consist of at least three members of the Board. One of the members shall serve as the chairperson of the Committee (the “Chairperson”).  At least one of the members of the Committee shall satisfy the independence requirements of the rules of the Nasdaq Stock Market LLC applicable to domestic listed companies.

The Board shall appoint the members of the Committee.  The Chairperson shall be designated by the Board or, if no such designation is made, shall be selected by the affirmative vote of the majority of the Committee.  The Board, by simple majority, may remove or replace the Chairperson and any other member of the Committee at any time.

Authority and Responsibilities

The Committee is delegated the level of authority of the Board that may be required or advisable to fulfill the purposes of the Committee.  The Committee may form and delegate some or all of its authority to subcommittees when it deems appropriate.

Without limiting the generality of the preceding statements, the Committee shall have authority, and is entrusted with the responsibility, to do the following actions.

1.      Each year, the Committee shall:

•	review and approve corporate goals and objectives relevant to the compensation of the Company’s Chief Executive Officer,

•	evaluate the performance of the Chief Executive Officer in light of those goals and objectives, and

•	subject to any pre-existing employment contracts, set the compensation of the Chief Executive Officer based on this evaluation.

2.      Each year, the Committee shall review and make a recommendation to the Board regarding the compensation of all directors.

3.      Each year, the Committee shall review and set the compensation of the officers of the Company with the Chief Executive Officer present for such review and determination.

4.      Each year, subject to any pre-existing employment contracts, the Committee shall review and make recommendations to the Board with respect to incentive-compensation plans and equity-based plans.  Unitholders shall be given the opportunity to vote on equity-compensation plans, as required by law, applicable listing standards, G&P’s certificate of formation or limited liability company agreement, the General Partner’s or the Partnership’s certificate of limited partnership or agreement of limited partnership or the Company’s corporate governance guidelines.

5.      Each year, the Committee shall review and approve, for the Chief Executive Officer and the officers of the Company, all annual and other compensation arrangements and components, which may include the following:

•	the annual base salary level,

•	the long-term incentive compensation policies and amounts,

•	the incentives and awards under the bonus program, and

•	any special or supplemental benefits.

In determining the long-term incentive component of compensation, the Committee should consider the Company’s performance and relative unitholder return, management’s efficiency and effectiveness, the value of similar incentive awards to Chief Executive Officers and senior executives at comparable companies, and the awards given to the Chief Executive Officer and the senior executives in past years.

6.      The Committee shall review and approve, for the Chief Executive Officer and the senior executives of the Company, any employment agreements, severance arrangements, and change-in-control agreements and provisions.

7.      To the extent requested by the Compliance Officer of the Company, the Committee shall review and approve, or review and recommend to the Board for its approval of, certain transactions in equity securities of the Company, or derivatives of those equity securities, between the Company and any officer or director of the Company who is subject to the reporting and short-swing liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended.

8.      The Committee shall have the sole authority to retain, amend the engagement with, and terminate any compensation consultant to be used to assist it in the evaluation of director, Chief Executive Officer or officer compensation.  The Committee shall have sole authority to approve the consultant’s fees and other retention terms and shall have authority to cause the Company to pay the fees and expenses of such consultants.  The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors, to approve the fees and expenses of such outside advisors, and to cause the Company to pay the fees and expenses of such outside advisors.

Procedures

1.      Meetings. The Committee shall meet at the call of the Chairperson, two or more members of the Committee, or the Chairman of the Board.  Meetings may, at the discretion of the Committee, include members of the Company’s management, independent consultants, and such other persons as the Committee or the Chairperson may determine.  The Committee may meet in person, by telephone conference call, or in any other manner in which the Board is permitted to meet under law or the Company’s limited liability company agreement.

2.      Quorum and Approval.  A majority of the members of the Committee shall constitute a quorum.  The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present.  The Committee may also act by unanimous written consent in lieu of a meeting.

3.      Rules.  The Committee may determine additional rules and procedures, including designation of a chairperson pro tempore in the absence of the Chairperson, at any meeting thereof.

4.      Reports.  The Committee shall make regular reports to the Board, directly or through the Chairperson.

5.      Review of Charter.  Each year the Committee shall review the need for changes in this Charter and recommend any proposed changes to the Board for approval.

6.      Performance Review.  Each year the Committee shall review and evaluate its own performance and shall submit itself to the review and evaluation of the Board.

7.      Fees.  Each member of the Committee shall be paid the fee set by the Board for his or her services as a member of, or Chairperson of, the Committee.